Issuer Free Writing Prospectus dated February 8, 2012

Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-178766

Relating to Prospectus dated January 5, 2012

$21.45 Million Common Stock Follow-on Offering

Terms and Conditions

ISSUER:	Anacor Pharmaceuticals, Inc. (the “Company”)

SECURITIES OFFERED:	3,250,000 shares of common stock

PUBLIC OFFERING PRICE:	$6.60 (USD) per share of common stock

GROSS PROCEEDS:	$21,450,000 (USD)

OVER-ALLOTMENT OPTION:

The Company has granted the underwriter a 30-day over allotment option to purchase up to 487,500 additional shares of common stock, exercisable in whole or in part on the same terms as set forth herein to cover over-allotments, if any.

USE OF PROCEEDS:

The Company expects to use the net proceeds from the sale of the shares to fund its research and development activities, including clinical trials for its development programs and preclinical activities for its product candidates, to increase its working capital and to provide funds for general corporate purposes.

FORM OF OFFERING:	Firm-commitment underwritten public offering pursuant to a registration statement on Form S-3 (File No. 333-178766) that was filed December 27, 2011 and declared effective on January 5, 2012.

LISTING:	The shares are listed on The NASDAQ Global Market under the symbol “ANAC.”

TRADE DATE:	February 9, 2012

SETTLEMENT DATE:	February 14, 2012

LOCK-UP PROVISIONS:

The Company, its executive officers and directors have entered into lock-up agreements with the underwriter.  Under these agreements, the Company and each of these persons may not, without the prior written approval of the underwriter and the Company’s Board of Directors, subject to limited exceptions, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of the Company’s common stock or any securities convertible into or exercisable or exchangeable for the Company’s common stock or enter into any swap, hedge or other agreement or arrangement that transfers in whole or in part, the economic risk of ownership of any shares of the Company’s common stock or securities convertible into or exercisable or exchangeable for the Company’s common stock, or engage in any short selling of any shares of the Company’s common stock or securities convertible into or exercisable or exchangeable for the Company’s common stock.  These restrictions will be in effect for a period of 90 days after the date of the filing of the final prospectus supplement for the offering to which this communication relates.

ELIGIBILITY:

No eligibility restrictions of the shares in the United States.  The shares may be sold to Canadian residents who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws.  Any shares sold to Canadian residents may be resold only in accordance with further exemptions from the prospectus requirements and in compliance with, or in reliance on an exemption from, the dealer registration requirements of such laws.

UNDERWRITER:	Canaccord Genuity Inc.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by calling Canaccord Genuity at 617-371-3900 or sending a request to the offices of Canaccord Genuity, Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110.